FORM 18-K/A

AMENDMENT NO. 3

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

ANNUAL REPORT

of

EXPORT DEVELOPMENT CANADA
 (An agent of Her Majesty in right of Canada)
(Name of Registrant)

Date of end of last fiscal year: December 31, 2001

SECURITIES REGISTERED*
(As of close of fiscal year)

Names of
	Amounts as to which	exchanges on
Title of Issue	registration is effective	which registered

N/A	N/A	N/A

     Names and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

WILLIAM R. CROSBIE
Minister-Counselor
(Economic and Trade Policy)
Canadian Embassy
501 Pennsylvania Avenue N.W.
Washington, D.C. 20001

Copies to:

ROBERT W. MULLEN, JR. Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, New York 10005	MARIE MACDOUGALL Vice President and Treasurer Export Development Canada 151 O’Connor Street Ottawa, Ontario, Canada K1A 1K3

*	The Registrant is filing this Amendment No. 3 to its annual report on a voluntary basis.

     This amendment to the Annual Report on Form 18-K of Export Development Canada for the year ended December 31, 2001 is being filed to include as exhibits to such Form 18-K: (i) the Fiscal Agency Agreement dated as of February 21, 2003 between EDC and JPMorgan Chase Bank, as fiscal agent, transfer agent, registrar and principal paying agent, (ii) the Underwriting Agreement dated as of February 12, 2003 between EDC and Deutsche Bank Securities Inc. and The Toronto-Dominion Bank, as representatives of the several underwriters, (iii) the Opinion and Consent of William Doyle, Senior Legal Counsel of EDC and (iv) the Consent of Milbank, Tweed, Hadley & McCloy LLP, U.S. Counsel for EDC, all of which were prepared in connection with the offering of U.S.$500,000,000 2.375% U.S. Dollar Bonds due April 21, 2006 (the “Bonds”) described in EDC’s Prospectus Supplement dated February 12, 2003 (the “Prospectus Supplement”) to its Prospectus dated June 27, 2002 (the “Basic Prospectus”).

     That portion of the Bonds offered by the Prospectus Supplement and the Basic Prospectus sold or to be sold in the United States or in circumstances where registration of the Bonds is required has been registered under Registration Statement No. 333-90206. Such portion is not expected to exceed an aggregate principal amount of $[     ]. Following the completion of the offering of the Bonds offered by the Prospectus Supplement and the Basic Prospectus an aggregate of $[     ] will remain registered on Registration Statement No. 333-90206.

     The exhibits to EDC’s Annual Report on Form 18-K for the year ended December 31, 2001, as hereby amended, are as follows:

(1)	Current Export Development Canada Information (previously filed).

(2)	Consent of Auditor General of Canada (previously filed).

(3)	Fiscal Agency Agreement.

(4)	Underwriting Agreement.

(5)	Opinion and Consent of William Doyle, Senior Legal Counsel of EDC.

(6)	Consent of Milbank, Tweed, Hadley & McCloy LLP.

     It is estimated that the expenses of EDC in connection with the sale of the Bonds will be as follows:

Filing Fee	U.S.$[______]
Legal	40,000
Miscellaneous Expenses	[______]
U.S.$125,000

SIGNATURE
EXHIBIT INDEX
EXH-3
EXH-4
EXH-5
EXH-6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment number three to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the [     ] day of February, 2003.

Export Development Canada

/s/ Marie MacDougall

Marie MacDougall Vice President and Treasurer

EXHIBIT INDEX

(1)	Current Export Development Canada Information (previously filed).

(2)	Consent of Auditor General of Canada (previously filed).

(3)	Fiscal Agency Agreement.

(4)	Underwriting Agreement.

(5)	Opinion and Consent of William Doyle, Senior Legal Counsel of EDC.

(6)	Consent of Milbank, Tweed, Hadley & McCloy LLP.